The German King Series
Oct 24 at 06:00 PM

Historical drama ✅
Black filmmakers ✅
African heroes ✅

#TheGermanking #storiesthatmatter #africanstories #integrity #principles #freedom



The German King Series
Oct 26 at 10:00 AM

A Cameroonian prince. A German king.

Click the link in our bio to learn.

#TheGermanking #storiesthatmatter #africanstories #integrity #principles #freedom


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The German King Series

Now

Set during The Scramble For Africa leading up to the First World War, The German King is inspired by the true story of Rudolf Douala Manga Bell; a German-raised African prince who becomes king after his father's death.

#TheGermanking #storiesthatmatter #africanstories #integrity #principles #freedom


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The German King Series

Now

African excellence perfectly portrayed by our Queen Emily, depicted by Constance Ejuma.

#TheGermanKing #TheCrown #DowntonAbbey #AfricanExcellence #HistoricalDrama #AfricanHeroes #storiesthatmatter



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The German King Series
Now

The lion takes back his voice.

Roar with him through the link in bio.

#africa #africanhistory #africanking #blackhistorymonth #blackking #blackstoriesmatter #cameroon #douala #germany #history #king #rudolfdoualamangabell #rudolfdualamangabellplatz #rudolfmangabell #ulm


"The tale of
the hunt
will always
glorify the
hunter until
the *lion*
speaks."

The German King Series
Now

How many historical African heroes do you know?

Meet more at the link in bio.

#africa #africanhistory #africanking #blackhistorymonth #blackking #blackstoriesmatter #cameroon #douala #germany #history #king #rudolfdoualamangabell #rudolfdualamangabellplatz #rudolfmangabell #ulm


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The German King Series

Now

High stakes, royal corruption, and the fight for liberty. The German King has it all.

#TheGermanKing #TheCrown #DowntonAbbey #HistoricalDrama #AfricanHeroes #storiesthatmatter


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The German King Series @_TheGermanKing · 2h

Hollywood has slowed down production of new ideas. That's why African filmmakers are coming together to inspire through an often untold history.

#originalstory #newtvseries #cannesfilmfestival #africanhistory


Afro
Cannes
Films in motion
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The German King Series @_TheGermanKing · Oct 21

African history is world history.

#africanhistory #cannesfilmfestival #afrocannes #africanstories


Afro
Cannes
Films in motion
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The German King Series @_TheGermanKing · Oct 19

How far would you go to protect your loved ones?

#germakingseries #africanstories #leadership


"EVERYTHING I DID, I DID FOR THE GOOD OF OUR PEOPLE."
ANGEL STUDIOS
THE GERMAN KING



The German King Series @_TheGermanKing · Oct 17

What does Africa have to do with WWI? More than you might think.

#ww1history #africanhistory #thegermanking #africanheroes #africanstories


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The German King Series @_TheGermanKing · Oct 15

What are you willing to give up for your beliefs? Director Adetokumboh McCormack and Angel Studios co-Founder Jordan Harmon talk about the need for stories like The German King.

#thegermanking #storiesthatmatter #africanstories #integrity #principles



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ANGEL
STUDIOS

1 4

The German King Series @_TheGermanKing · Oct 14

Adetokumboh McCormack was told his acting career would have to fit into a box. Now, he's taking back the narrative with historic and culturally rich stories in The German King.

#stereotypes #cannesfilmfestival #afrocannes #africanhistory #africanstereotypes


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The German King Series @_TheGermanKing · Sep 23

African heroes anyone?

Find out more about the new series at: angel.com/germanking

#africanheroes #newtvseries #africa #director #africanhistory #historicaldrama #newshow


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The German King Series @_TheGermanKing · Sep 14

A message from series writer, director, creator, and actor Adetokumboh M'Cormack. (Yes, Ade does wear a lot of hats on set.)

#writer #director #actor #filmmaker #africanproverbs #africanstories #thegermanking #africanhistory #africanfilmmaker #newtvshow #tvshow #tvseries



ADETOKUMBOH M'CORMACK
CREATOR
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The German King Series @_TheGermanKing · Sep 13

Express interest to invest in the series at angel.com/germanking.

#movietrailer #newtvshow #newseries #trailer #africanstories #africanhistory



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The German King Series @_TheGermanKing · Sep 12

"There is only one person who is master in this Empire and I am not going to tolerate any other." -Kaiser Wilhelm II

Wilhelm II (of WWI fame) plays a key role in the story of The German King, as well as West Africa's fight for independence.

#thegermanking #africanhistory



The German King Series @_TheGermanKing · Sep 7

No one can say we don't have some of the greats working on The German King.

#barneyandfriends #firstjob #filmindustry #hiddentalents #screenwriters #thegermanking #dinoasaurwrangler


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The German King Series @_TheGermanKing · Sep 5

Ade is the perfect person to write and direct a series that focuses on the effects of colonialism because he experienced the effects of it himself.

#thegermankingseries #effectsofcolonialism #africanhistory #growingupinafrica #westafricans #westafrica #director #newtvseries


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The German King Series @_TheGermanKing · Sep 2

The German King is a complex, multifaceted story about real people in history that you've never heard of. We're excited to bring it to life as a TV Series!

Find out more here: angel.com/germanking

#newtvseries #complexstories #historicaldrama #africanhistory #untoldstories


THE
PANSE
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The German King Series @_TheGermanKing · Aug 31

Be honest, could you name an African hero other than Nelson Mandela or the Black Panther?

#TheGermanKing will tell the story of another real-life African hero. Find out more at angel.com/germanking.

#africanheroes #heroesinhistory #africanhistory #nelsonmandela #blackpanther🐈‍⬛


THE GERMAN KING
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The German King Series @_TheGermanKing · Aug 29

Many of our cast and crew are native Africans or descendants of Africans. It doesn't really get more authentic than that.

Find out more at angel.com/germanking

#diversecast #newseries #Africanrepresentation #africantalent #tvseries


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The German King Series @_TheGermanKing · Aug 24

The German King will depict humanity at its best and worst. It's a series you definitely won't want to miss.

Learn more at angel.com/germanking.

#thegermankingseries #humanstories #storytelling #untoldhistory #Africanhistory


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The German King Series @_TheGermanKing · Aug 22

A young African royal being raised and educated in the palaces of imperial Germany? You don't have to try to picture it. You can just watch #TheGermanKing.

Find out more about the series here: angel.com/germanking

#africanhistory #untoldhistory #KingsofAfrica #tvseries


—THE—
GERMAN
KING

invest.angel.com

The German King: Why We're Making It

The German King is a proposed series that unveils the forgotten story of the African royal family of Cameroon as they straddle the line betwee...



The German King Series @_TheGermanKing · Aug 19

#TheGermanKing gives a voice to the lion.

#africanproverbs #tvseries #africanhistory #africanheroes #african stories #untoldhistory


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The German King Series @_TheGermanKing · Aug 17

This is one of the reasons why it's so important to tell stories like #TheGermanKing. You can find out more about our series about African hero King Rudolf Douala Manga Bell here: angel.com/germanking.
#mlkquotes #martinlutherking


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The German King Series @_TheGermanKing · Aug 8

Today is the anniversary of our hero's death. Rudolf Duala Manga Bell died August 8, 1914. We keep his legacy alive.

#thegermanking #CameroonHistory #KingsofAfrica #tvseries #africankings


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— THE —
GERMAN
KING
LIVE
02:41
ANGEL

Editing for the Emmys!

131 views • Streamed live on Sep 29, 2022

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— THE —
GERMAN
KING
LIVE
01:31
ANGEL

Script Writing From Script Masters


— THE —
GERMAN
KING
LIVE
00:36
DAS NEUE IMPERIALISTISCHE
AFRIKA
SAMSTAG, DER 15. NOVEMBER 1884
SCAN ME
ANGEL

The German King Legacy


— THE —
GERMAN
KING
LIVE
00:49
SCAN ME
Play (k)
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HD
ANGEL

Angel Studios Presents: The German King